UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 1st, 2024

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Mozambique : TotalEnergies publishes its response to Le Monde French Newspaper (March 1, 2024).

Exhibit 99.2	Bahrain: TotalEnergies and Bapco Energies Join Forces in Petroleum Products Trading (March 4, 2024).

Exhibit 99.3	Disclosure of Transactions in Own Shares (March 4, 2024).

Exhibit 99.4	South Africa: TotalEnergies expands its presence in the Orange Basin with a new offshore Exploration license (March 6, 2024).

Exhibit 99.5	Disclosure of Transactions in Own Shares (March 11, 2024).

Exhibit 99.6	Convening of the Annual Shareholders’ Meeting on May 24, 2024 (March 14, 2024).

Exhibit 99.7	Onsite Solar Generation: TotalEnergies Surpasses 1.5 GW of PPAs with 600 B2B Customers Worldwide (March 18, 2024).

Exhibit 99.8	United States: TotalEnergies acquires Talos Low Carbon Solutions, a pioneer in the growing American Carbon Storage industry (March 18, 2024).

Exhibit 99.9	TotalEnergies Partners with Major International Companies to Support e-NG Development (March 18, 2024).

Exhibit 99.10	Disclosure of Transactions in Own Shares (March 18, 2024).

Exhibit 99.11	TotalEnergies publishes its Sustainability & Climate –2024 Progress Report, which will be submitted to a consultative vote at the 2024 Annual Shareholders’Meeting (March 20, 2024).

Exhibit 99.12	Care Together by TotalEnergies : TotalEnergies strengthens its common social protection base for all employees worldwide (March 21, 2024).

Exhibit 99.13	Denmark: TotalEnergies Restarts Gas Production at the Tyra Offshore Hub after a Major Redevelopment (March 22, 2024).

Exhibit 99.14	France: TotalEnergies Ranks First in Latest National Tender for Rooftop Solar Projects (March 25, 2024).

Exhibit 99.15	Disclosure of Transactions in Own Shares (March 25, 2024).

Exhibit 99.16	China: TotalEnergies and SINOPEC join forces to produce sustainable jet fuel at a SINOPEC's refinery (March 26, 2024).

Exhibit 99.17	March 28, 1924: TotalEnergies is 100! (March 28, 2024).

Exhibit 99.18	TotalEnergies Celebrates its 100th anniversary and Launches the Operation "100 for 100" (March 29, 2024).

Exhibit 99.19	TotalEnergies releases its Universal Registration Document 2023 (Document d’enregistrement universel 2023) and its Form 20-F 2023 as well as the proposed resolutions for the Combined Shareholders’ Meeting of May 24, 2024 (March 29, 2023).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: April 1st, 2024	By:	/s/ GWENOLA JAN
		Name:	Gwenola Jan
		Title:	Company Treasurer